Squire Patton Boggs (US) LLP

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Charlotte Westfall

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Fred Summer

T +1 614 365 2743

fred.summer@squirepb.com

November 22, 2022

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 26, 2022 CIK No. 0001935172

Dear Ms. Gibbs-Tabler:

We are in receipt of the Staff’s letter dated November 9, 2022 with respect to the above-referenced confidential draft Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 3 to its Registration Statement on Form F-1 (the “Amendment”) responding to the Staff’s comments and updating the Draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

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Squire Patton Boggs (US) LLP	November 22, 2022

Amendment No. 2 to Draft Registration Statement on Form F-1 About this Prospectus

Conventions that apply to this Prospectus, page 1

1.	We note the revisions you made in response to prior comment 5; however, you continue to disclose that “in the context of describing our business, operations and consolidated financial information, “we,” “us,” or the “Company” are to Shanghai Xiao-i.” As previously requested, please exclude the variable interest entity, Shanghai Xiao-i, from this definition and make appropriate revisions throughout your filing. Similarly, please revise your definition of the “Group” on page 6 to remove the VIE and the VIE’s subsidiaries from this definition.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment on cover pages and pages 1-8, 10-34 and throughout the document when appropriate. Additionally, in an effort to clearly distinguish between the Company and its subsidiaries and the VIE and the VIE’s subsidiaries throughout the Amendment, the Company added headings which explain the references to “we”, “us” or “our” under the captions “Summary of Consolidated Financial and Operating Data, Risk Factors, Use of Proceeds, Dividend Policy, Capitalization, Exchange Rate Information, Dilution, Corporate History and Structure, MD&A, Industry Overview, Business, PRC Regulation, Management, Board of Directors, Executive Compensation, Principal Shareholders, Description of Share Capital, Description of American Depositary Shares, Ordinary Shares and ADSs Eligible for Future Sale, Taxation, Enforceability of Civil Liabilities and Underwriting” on pages 33, 35, 79-84, 86, 88, 103, 112, 126, 139, 141, 145, 147, 150, 153, 163, 174, 176, 182 and 184.

Capitalization, page 82

2.	We note in your response to prior comment 15 that the VIE has decided to pay cash to the lenders upon completion of this offering. Please revise footnote (1) to reflect this decision, quantifying the total cash payment as of the most recent balance sheet date and disclosing the expected source of funds to cash settle these obligations. Additionally, if the intent is to use proceeds from this offering, ensure that such disclosure is accompanied by the risk that such a transfer may be delayed or restricted. This comment also applies to your Use of Proceeds, Dilution, and Liquidity and Capital Resources in MD&A disclosures, as applicable.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosures on page 82 by quantifying the total cash payment as of the most recent balance sheet date and disclosing the expected source of funds to cash settle these obligations. The total expected cash payment was $6,075,151 as of June 30, 2022 under the scenario that an affiliate of the VIE, including Xiao-I, could not consummate an IPO or meet the enterprise market value criteria. Additionally, the Company does not intend to use proceeds from this offering to repay convertible loans. The VIE will settle the cash payment with operational sources and financing sources from bank borrowings. Therefore, the disclosure of intention to use proceeds from this offering and cash transfer risk is not applicable for Use of Proceeds, Dilution, and Liquidity and Capital Resources in MD&A sections.

Principal Shareholders, page 144

3.	We note your response to prior comment 11; however, we were unable to locate disclosures responsive to Items 7.A.1.c and 7.A.2. Please revise or advise. With respect to Item 7.A.3, while we note you made revisions to the corporate legal structure diagram, please revise to add a narrative discussion responsive to this item in your Principal Shareholders section.

Xiao-I’s Response: The Company has revised the disclosure on pages 147 and 149 in the Amendment in response to the Staff’s comment.

Squire Patton Boggs (US) LLP	November 22, 2022

Related Party Transactions, page 146

4.	We note that the “Principal Shareholders” chart indicates that Hui Yuan beneficially owns 14.73% of Ordinary Shares prior to the offering. Please revise the “Related parties” chart on page 146 and page F-33 to reflect Hui Yuan’s updated ownership percentage, or revise as appropriate.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment on pages 150 and F-33 to reflect Hui Yuan’s updated ownership percentage.

Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

5.	We note your revised disclosure on page F-10 in response to prior comment 12. We further note the revised disclosure on page F-15 that the “WFOE, through contractual arrangements, . . . absorbs all risk of losses of the entity, receives benefits of the entity that could be significant to the entity, excluding non-controlling interests. . .” The disclosure on page F-15 appears to imply that the exclusion of non-controlling interests applies to the WFOE’s ability to receive benefits of the VIE, but not to absorbing the risk of losses. Please revise your disclosure throughout the registration statement to consistently disclose the exclusion of non-controlling interests from absorbing the risk of losses and receiving the benefits of the VIE and its subsidiaries.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 9, 18, 48, 78, 179, F-10 and F-15 in the Amendment.

Note 2. Summary of Significant Accounting Policies (p) Revenue recognition, page F-18

6.	Please revise your disclosure regarding contract balances to quantify the amount of amortization expense related to contract costs for each period presented. Additionally, disclose any adjustments to the amount of amortization expense as part of the restatement. Refer to ASC 340-40-50-3(b).

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment on page F-20 to quantify the amount of amortization expenses related to contract costs, which is the amount of contract costs recognized as cost of revenues for the Company. The Company has revised the disclosure in the Amendment on page F-39 to disclose adjustments to the amount of contract costs recognized as cost of revenues as part of the restatement.

Squire Patton Boggs (US) LLP	November 22, 2022

Note 9. Convertible Loans, page F-28

7.	In your response to prior comment 15 you state that the VIE has decided to pay cash to the lenders upon completion of this offering; however, you also indicate that you will disclose the reclassification of convertible loans into ordinary loans under the subsequent events footnote in the June 30, 2022 financial statements. Please explain why you would reclassify such convertible loans into ordinary shares as of June 30, 2022 considering the obligations remain outstanding and the VIE intends to cash settle the obligations. Also revise to quantify the total cash to be paid to settle all outstanding convertible loans. In this regard, Section II of the Investment Agreement appears to adjust the cash payment calculation depending on the market value of the Proposed Listing Company. Finally, considering the VIE cash balance as of December 31, 2021 please disclose the expected source of funds that the VIE will use to pay cash to the lenders. In this regard, in your response you state that the VIE will settle liabilities on its own without involving the company.

Xiao-I’s Response: The Company respectfully draws the Staff’s attention to its response: “disclose the reclassification of convertible loans into ordinary loans under the subsequent events footnote in the June 30, 2022 financial statements.” The Company will reclassify the convertible loans into loan from third parties under accrued expenses and other liabilities, not ordinary shares, given that the VIE’s decision to settle by cash, which left no convertible feature in the loans.

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment on page F-28 to quantify the total cash to be paid to settle all outstanding convertible loans and to disclose the other scenario that cash payment amount will depend on convertible shares market value on listing date.

In addition, the Company respectfully draws the Staff’s attention to its disclosure on page F-28, specifically, the statement “the VIE will settle the cash payment with operational sources and financing sources from bank borrowings” which is the last sentence of the first paragraph located underneath the table on page F-28.

Note 18. Restatement, page F-37

8.	Please revise your restatement disclosures for the Statement of Operations to include the impact on operating income/(loss) before taxes and income tax expense/(benefit). In this regard, ASC 250-10-50-7(a) requires the disclosure of the effect of the correction on each financial statement line item. Also, please provide us with a summary of how the restatement was reflected and a qualitative discussion of the adjustments. In this regard, explain to us why the restatement resulted in a reduction in the balance of capitalized contract costs and deferred revenues at December 31, 2020 and 2021. Also, describe for us the nature of the added cost of revenues and explain why these costs were not previously reflected in your Statements of Operations. Finally, explain to us why there was a lower amount of additional cost of revenues in the year ended December 31, 2021 compared to 2020 despite the relatively larger amount of added revenues in 2021.

Xiao-I’s Response: In response to the Staff’s comment, the Company has added disclosures on pages F-38 and F-39 to include the impact on operating income/(loss) before taxes. The Company respectfully advises the Staff that there was no change of income tax benefits in 2020 and the change of income tax expenses has been included.

The summary of restatement is as follows:

	As of and for the years ended December 31,
	2020			2021
Amount in USD	As Previously Reported	Adjusted	%	As Previously Reported	Adjusted	%
Net revenues	13,517,581	13,856,734	2.5%	31,535,920	32,524,013	3.1%
Accounts receivable, net	7,713,118	8,052,564	4.4%	30,729,380	31,184,779	1.5%
Deferred revenue	1,945,790	1,926,373	-1.0%	3,865,505	2,953,238	-23.6%
Cost of revenues	7,055,574	7,228,046	2.4%	10,783,454	10,885,731	0.9%
Contract costs	1,249,784	1,067,289	-14.6%	1,959,910	1,669,519	-14.8%
(Loss)/income before income tax expense	(7,458,577)	(7,291,896)	-2.2%	3,031,541	3,917,357	29.2%
Income tax benefits/(expenses)	235,854	235,854	-	(427,232)	(552,355)	29.3%
Net (loss)/income	(7,222,723)	(7,056,042)	-2.3%	2,604,309	3,365,002	29.2%

Squire Patton Boggs (US) LLP	November 22, 2022

Qualitative assessment:

Qualitative factor	Analysis
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The amount of the prior year misstatements is factual difference. None of them arises from an estimate.

Whether the misstatement masks a change in earnings or other trends.	No.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The adjustments did not hide a failure of the Company to meet analysts’ estimates. The net loss of FY2020 decreased and the net income of FY2021 increased after adjustment, which exceeded the original expectation. The Company has no intention to mislead analysts or investors by manipulating revenues but to disclose revenues and costs in correct period.

Whether the misstatement changes a loss into income or vice versa.	The misstatements did not change a loss into income or vice versa.

Whether the misstatement concerns a segment or other portion identified as playing a significant role in operations or profitability.	No.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	There are no governmental regulatory requirements impacted.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	There is no impact on covenants.

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No.

Whether the misstatement involves concealment of an unlawful transaction.	This is not the case.

The Company’s lack of integrated contract management process has led to the delayed provision of a number of revenue contracts to its financial department. Therefore, the Company had cut-off issues, and the correction increased the revenues and the cost of revenues.

Deferred revenue represents the billings or cash received for services in advance of revenue recognition. Balance of deferred revenue was decreased because deferred revenue was recognized as revenue, given that correction-related goods or services have been provided for each period and met the revenue recognition criteria.

Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. The nature of added cost of revenues was mainly cost of materials and staff costs, which were recorded under contract costs in prior financial statements. The earlier recognition of goods or services transferred to customers led to additional amount of contract costs recognized as costs of revenues.

Finally, the correction mainly involved maintain and support services with overall higher gross profit margins in 2021 due to the mature of technology which incurred less cost to provide services. Hence, the amount of additional cost of revenues was comparatively lower than additional revenues.

Squire Patton Boggs (US) LLP	November 22, 2022

Note 19. Subsequent events, page F-41

9.	We note your revised disclosure and response to prior comment 15. Please revise to disclose the extensions of the Xu***, Shi***, and Chen *** loans and the decision by the VIE to pay cash to the lenders within ten working days after completion of the listing date to settle the outstanding convertible loans, quantifying the total cash payment. Refer to ASC 855-10-50-4(b).

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment on page F-41. In addition, the VIE is not going to repay the whole sum of outstanding balance within ten working days after completion of the listing date because the VIE is planning to repay nearly half of the loans which are due in 2022. For the rest of convertible loans, the VIE is in the process of negotiating extension of maturity dates.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Charlotte Westfall, Squire Patton Boggs LLP